Filed by ONEOK, Inc.

(Commission File No. 001-13643)

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: ONEOK Partners, L.P.

(Commission File No.: 1-12202)

This filing relates to the proposed business combination of ONEOK, Inc. (“OKE”) and ONEOK Partners, L.P. (“OKS”) pursuant to the terms of an Agreement and Plan of Merger, dated as of January 31, 2017 (the “Merger Agreement”), by and among OKE, New Holdings Subsidiary, LLC, OKS, and ONEOK Partners GP, L.L.C. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by OKS on February 1, 2017, and is incorporated by reference into this filing.

News

February 1, 2017	Analyst Contact:	T.D. Eureste
918-588-7167
	Media Contact:	Brad Borror
918-588-7582

ONEOK Announces 2017 Financial Guidance

ONEOK expects:

•	A dividend increase of 21 percent to 74.5 cents per share or $2.98 on an annualized basis for the first dividend following the close of the acquisition of ONEOK Partners;

•	Annual dividend growth of 9 to 11 percent through 2021;

•	A dividend coverage target of greater than 1.2 times;

•	No cash income taxes through at least 2021; and

•	Fee-based earnings to be nearly 90 percent in 2017, compared with approximately 85 percent in 2016.

TULSA, Okla. – Feb. 1, 2017 — ONEOK, Inc. (NYSE: OKE) today announced 2017 financial and volume guidance.

In a separate news release today, ONEOK and ONEOK Partners also announced a definitive agreement under which ONEOK will acquire all of the outstanding common units of

ONEOK Announces 2017 Financial Guidance

Feb. 1, 2017

ONEOK Partners it does not already own for $9.3 billion in ONEOK common stock. Under the agreement, each outstanding common unit of ONEOK Partners that ONEOK does not already own will be converted into .985 shares of ONEOK common stock, representing a 22.4 percent premium to the ONEOK Partners closing price on Jan. 27, 2017.

	2017
	Guidance Range
	(millions of dollars)
ONEOK, Inc.
Net income (a) (b)	$575	-	$755
Adjusted EBITDA (a) (c)	$1,870	-	$2,130
Distributable cash flow (a) (c)	$1,245	-	$1,505

Capital-growth expenditures	$380	-	$480
Maintenance capital expenditures	$140	-	$160

(a)	Excludes one-time transaction fees associated with the acquisition of ONEOK Partners.
(b)	Assumes ONEOK's acquisition of ONEOK Partners effective Jan. 1, 2017.
(c)	Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) and distributable cash flow are non-GAAP measures. Reconciliations to relevant GAAP measures are attached to this news release.

“We expect 2017 to provide continued growth across our asset footprint as market fundamentals continue to improve and producer customers are increasing their activity in the NGL-rich shale plays where ONEOK is positioned,” said Terry K. Spencer, president and chief executive officer of ONEOK and ONEOK Partners. “ONEOK’s strong asset position, integrated operations and diverse basin footprint will continue to drive results and provide opportunities for growth. A lower cost of funding will enhance our ability to grow with our customers, which continues to provide a competitive advantage in today’s industry environment.

“Lower breakeven economics are driving increased producer activity in the STACK and SCOOP plays in Oklahoma, and the Williston and Permian basins, which is expected to benefit all three of our business segments,” continued Spencer. “We anticipate NGL volume growth over the coming year as six new third-party natural gas processing plants are connected to our natural gas liquids system and as we begin to see benefits from increased ethane recovery, with systemwide ethane rejection dropping to approximately 120,000 to 140,000 barrels per day in late 2017,” said Spencer. “Available NGL gathering capacity between the Mid-Continent and Gulf Coast also provides valuable service for producers in the STACK and SCOOP.

“The natural gas gathering and processing segment is expected to benefit as producer activity continues ramping up on the more than 3.4 million acres we have dedicated across our footprint,” continued Spencer. “The segment has 300 million cubic feet per day (MMcf/d) of natural gas processing capacity available to accommodate increased activity in the core of the Williston Basin and STACK play.

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ONEOK Announces 2017 Financial Guidance

Feb. 1, 2017

“Increased drilling is also providing an exciting growth opportunity for our natural gas pipelines segment as producers pursue additional takeaway solutions for increased natural gas production,” said Spencer. “Our natural gas pipelines segment is well-positioned in the Delaware and Midland basins and the STACK and SCOOP plays to compete for the additional takeaway opportunities.

“With an expected lower cost of funding as a result of the proposed acquisition of ONEOK Partners and the approximately $9 billion of investments made over the past decade, ONEOK is in a position to fund a significant portion of its capital needs with retained cash flow, allowing us to be opportunistic when accessing the capital markets,” said Spencer.

“ONEOK shareholders will benefit from an expected quarterly dividend increase following the close of the transaction, which is anticipated to occur in the second quarter of 2017, and from expected dividend growth of 9 to 11 percent annually,” continued Spencer. “By proactively combining our companies, we’re providing clear value to investors and positioning ONEOK to continue growing as one of the country’s premier midstream service providers.”

> View ONEOK’s non-GAAP tables.

2017 COMMODITY PRICE ASSUMPTIONS:

The average unhedged prices assumed in ONEOK’s 2017 guidance are 51 cents per gallon for composite natural gas liquids; $3.00 per million British thermal units (MMBtu) for NYMEX natural gas; and $45 per barrel for WTI-NYMEX crude oil.

BUSINESS-SEGMENT GUIDANCE:

Natural Gas Liquids Segment

The natural gas liquids segment expects full-year 2017 adjusted EBITDA of $1.11 billion to $1.31 billion.

NGLs gathered are expected to average 800,000 to 900,000 barrels per day (bpd) and NGLs fractionated are expected to average 575,000 to 635,000 bpd in 2017.

Volume growth in 2017 is expected to be driven primarily by a full-year volume benefit from the six new natural gas processing plants connected in 2016, including five third-party plants and ONEOK’s Bear Creek plant in the Williston Basin, and from increased drilling activity in NGL-rich shale plays, particularly the STACK and SCOOP plays in Oklahoma and the Permian Basin.

In 2017, the segment expects to connect to six additional third-party natural gas processing plants – one in the Rocky Mountain region, three in the Mid-Continent and two in the Permian Basin – increasing the partnership’s total third-party plant connections to more than 195.

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ONEOK Announces 2017 Financial Guidance

Feb. 1, 2017

Ethane recovery remains a strong expected driver of volume growth in 2017. ONEOK continues to expect increased ethane recovery by its natural gas processing plant customers will begin in the second half of 2017 as world-scale petrochemical facilities begin operations and new export facilities increase capacity utilization, providing a greater impact on 2018 NGL volumes.

The segment’s fee-based earnings are expected to be approximately 90 percent in 2017.

Natural Gas Pipelines Segment

The natural gas pipelines segment expects full-year 2017 adjusted EBITDA of $320 million to $340 million.

Earnings in the segment are expected to remain more than 95 percent fee-based in 2017, with approximately 93 percent of its transportation capacity and more than 60 percent of its natural gas storage capacity contracted under firm fee-based (take-or-pay) commitments.

In 2017, the segment is expected to benefit from a full year of operations on its Roadrunner Gas Transmission Pipeline joint venture. The first phase of the pipeline, which added 170 MMcf/d of capacity, was completed in March 2016, and the second phase, which increased capacity to 570 MMcf/d, was completed in October 2016. The project is fully subscribed under 25-year firm fee-based (take-or-pay) commitments.

The segment also is expected to benefit in 2017 from a full year of operations on its ONEOK WesTex Pipeline expansion, which increased capacity by 260 MMcf/d, and its Midwestern Gas Transmission expansion, which increased capacity by 170 MMcf/d. Both projects are fully subscribed under long-term, firm fee-based (take-or-pay) commitments.

The 100 MMcf/d westbound expansion of the ONEOK Gas Transmission Pipeline out of the STACK play in Oklahoma will begin construction in 2017, with an expected completion in the second quarter of 2018. Ongoing discussions with producers could potentially increase the expansion volume.

Increased drilling activity in the STACK and SCOOP plays and Permian Basin continue to drive discussions surrounding natural gas takeaway options out of these basins where ONEOK’s natural gas pipelines segment is already well-positioned.

Natural Gas Gathering and Processing Segment

The natural gas gathering and processing segment expects full-year 2017 adjusted EBITDA of $445 million to $485 million.

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ONEOK Announces 2017 Financial Guidance

Feb. 1, 2017

Natural gas processed is expected to average 1,400 to 1,550 MMcf/d and natural gas gathered is expected to average 1,500 to 1,650 MMcf/d in 2017.

Mid-Continent volumes are expected to increase throughout 2017 due to increased producer activity in the prolific STACK and SCOOP plays in Oklahoma, where production results from ONEOK’s producer customers continue to improve. Volumes are expected to be weighted more towards the second half of 2017, as producers continue to move additional rigs into the area during the first half of the year. ONEOK has approximately 200,000 acres dedicated in the core of the STACK play and 100 MMcf/d of natural gas processing capacity available to accommodate volumes from increased drilling activity in the area.

ONEOK’s Williston Basin volumes are expected to benefit from increased well completion activity, rigs moving back into the basin and the continued ramp up of projects completed in 2016, including the Bear Creek natural gas processing plant. The segment has approximately 3 million acres dedicated in the basin, including 1 million acres in the core, and 200 MMcf/d of available natural gas processing capacity on its system in the area. Approximately 300 drilled but uncompleted wells remain on ONEOK’s acreage dedications, which provide a backlog of volume growth opportunities in 2017 requiring minimal capital while rigs continue to increase throughout the year.

The segment’s fee-based earnings are expected to be more than 75 percent in 2017.

CONFERENCE CALL AND WEBCAST

ONEOK will conduct a conference call at 8:30 a.m. Eastern Standard Time (7:30 a.m. Central Standard Time) on Feb. 1, 2017, to discuss the transaction and 2017 guidance. The call also will be carried live on ONEOK’s website.

To participate in the telephone conference call, dial 800-753-0420, pass code 6859965, or log on to www.oneok.com.

If you are unable to participate in the conference call or the webcast, the replay will be available on ONEOK’s website, www.oneok.com, for 30 days. A recording will be available by phone for seven days. The playback call may be accessed at 888-203-1112, pass code 6859965.

LINK TO NON-GAAP TABLES:

http://ir.oneok.com/~/media/Files/O/OneOK-IR/financial-reports/2016/oneok-2017-earnings-guidance.pdf

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ONEOK Announces 2017 Financial Guidance

Feb. 1, 2017

NON-GAAP (GENERALLY ACCEPTED ACCOUNTING PRINCIPLES) FINANCIAL MEASURE:

ONEOK has disclosed in this news release expected 2017 adjusted EBITDA and distributable cash flow (DCF), which are non-GAAP financial metrics, used to measure ONEOK’s financial performance, and are defined as follows:

•	Adjusted EBITDA is defined as net income adjusted for interest expense, depreciation and amortization, income taxes, non-cash share-based compensation and allowance for equity funds used during construction and certain other items; and

•	Distributable cash flow is defined adjusted EBITDA, computed as described above, less interest expense, maintenance capital expenditures and equity earnings from investments, adjusted for cash distributions received from unconsolidated affiliates and certain other items.

These non-GAAP financial measures described above are useful to investors because they are used by many companies in the industry as a measurement of financial performance and are commonly employed by financial analysts and others to evaluate our financial performance and to compare our financial performance with the performance of other companies within our industry. Adjusted EBITDA and DCF and should not be considered in isolation or as a substitute for net income or any other measure of financial performance presented in accordance with GAAP.

These non-GAAP financial measures exclude some, but not all, items that affect net income. Additionally, these calculations may not be comparable with similarly titled measures of other companies. Furthermore, these non-GAAP measures should not be viewed as indicative of the actual amount of cash that is available for dividends or that is planned to be distributed in a given period.

ONEOK, Inc. (pronounced ONE-OAK) (NYSE: OKE) is the general partner and as of Dec. 31, 2016, owns 41.2 percent of ONEOK Partners, L.P. (NYSE: OKS), one of the largest publicly traded master limited partnerships, which owns one of the nation’s premier natural gas liquids (NGL) systems, connecting NGL supply in the Mid-Continent, Permian and Rocky Mountain regions with key market centers and is a leader in the gathering, processing, storage and transportation of natural gas in the U.S. ONEOK is a FORTUNE 500 company and is included in Standard & Poor’s (S&P) 500 Stock Index.

For more information, visit the websites at www.oneok.com or www.oneokpartners.com.

For the latest news about ONEOK and ONEOK Partners, follow us on Twitter @ONEOKNews and @ONEOKPartners.

This news release contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes,” “expects”, “intends”, “plans”, “projects”, “will”, “would”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect OKE’s and OKS’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving OKE and OKS,

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ONEOK Announces 2017 Financial Guidance

Feb. 1, 2017

including future financial and operating results, OKE’s and OKS’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including future results of operations, projected cash flow and liquidity, business strategy, expected synergies or cost savings, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this news release will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These risks and uncertainties include, without limitation, the following:

•	the ability to obtain the requisite OKE stockholder and OKS unitholder approvals relating to the proposed transaction;

•	the risk that OKE or OKS may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the timing to consummate the proposed transaction;

•	the risk that the cost savings, tax benefits and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

•	disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•	the diversion of management time on merger-related issues;

•	the impact and outcome of pending and future litigation, including litigation, if any, relating to the proposed transaction;

•	the effects of weather and other natural phenomena, including climate change, on our operations, demand for our services and energy prices;

•	competition from other United States and foreign energy suppliers and transporters, as well as alternative forms of energy, including, but not limited to, solar power, wind power, geothermal energy and biofuels such as ethanol and biodiesel;

•	the capital intensive nature of our businesses;

•	the profitability of assets or businesses acquired or constructed by us;

•	our ability to make cost-saving changes in operations;

•	risks of marketing, trading and hedging activities, including the risks of changes in energy prices or the financial condition of our counterparties;

•	the uncertainty of estimates, including accruals and costs of environmental remediation;

•	the timing and extent of changes in energy commodity prices;

•	the effects of changes in governmental policies and regulatory actions, including changes with respect to income and other taxes, pipeline safety, environmental compliance, climate change initiatives and authorized rates of recovery of natural gas and natural gas transportation costs;

•	the impact on drilling and production by factors beyond our control, including the demand for natural gas and crude oil; producers’ desire and ability to obtain necessary permits; reserve performance; and capacity constraints on the pipelines that transport crude oil, natural gas and NGLs from producing areas and our facilities;

•	difficulties or delays experienced by trucks, railroads or pipelines in delivering products to or from our terminals or pipelines;

•	changes in demand for the use of natural gas, NGLs and crude oil because of market conditions caused by concerns about climate change;

•	conflicts of interest between OKE and OKS;

•	the impact of unforeseen changes in interest rates, equity markets, inflation rates, economic recession and other external factors over which we have no control, including the effect on pension and postretirement expense and funding resulting from changes in stock and bond market returns;

•	our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared with our competitors that have less debt, or have other adverse consequences;

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ONEOK Announces 2017 Financial Guidance

Feb. 1, 2017

•	actions by rating agencies concerning the credit ratings of OKE and OKS;

•	the results of administrative proceedings and litigation, regulatory actions, rule changes and receipt of expected clearances involving any local, state or federal regulatory body, including the Federal Energy Regulatory Commission (FERC), the National Transportation Safety Board, the Pipeline and Hazardous Materials Safety Administration (PHMSA), the U.S. Environmental Protection Agency (EPA) and the U.S. Commodity Futures Trading Commission (CFTC);

•	our ability to access capital at competitive rates or on terms acceptable to us;

•	risks associated with adequate supply to our gathering, processing, fractionation and pipeline facilities, including production declines that outpace new drilling or extended periods of ethane rejection;

•	the risk that material weaknesses or significant deficiencies in our internal controls over financial reporting could emerge or that minor problems could become significant;

•	the ability to market pipeline capacity on favorable terms, including the effects of:

•	future demand for and prices of natural gas, NGLs and crude oil;

•	competitive conditions in the overall energy market;

•	availability of supplies of Canadian and United States natural gas and crude oil; and
•	availability of additional storage capacity;

•	performance of contractual obligations by our customers, service providers, contractors and shippers;

•	the timely receipt of approval by applicable governmental entities for construction and operation of our pipeline and other projects and required regulatory clearances;

•	our ability to acquire all necessary permits, consents or other approvals in a timely manner, to promptly obtain all necessary materials and supplies required for construction, and to construct gathering, processing, storage, fractionation and transportation facilities without labor or contractor problems;

•	the mechanical integrity of facilities operated;

•	demand for our services in the proximity of our facilities;

•	our ability to control operating costs;

•	acts of nature, sabotage, terrorism or other similar acts that cause damage to our facilities or our suppliers’ or shippers’ facilities;

•	economic climate and growth in the geographic areas in which we do business;

•	the risk of a prolonged slowdown in growth or decline in the United States or international economies, including liquidity risks in United States or foreign credit markets;

•	the impact of recently issued and future accounting updates and other changes in accounting policies;

•	the possibility of future terrorist attacks or the possibility or occurrence of an outbreak of, or changes in, hostilities or changes in the political conditions in the Middle East and elsewhere;

•	the risk of increased costs for insurance premiums, security or other items as a consequence of terrorist attacks;

•	risks associated with pending or possible acquisitions and dispositions, including our ability to finance or integrate any such acquisitions and any regulatory delay or conditions imposed by regulatory bodies in connection with any such acquisitions and dispositions;

•	the impact of uncontracted capacity in our assets being greater or less than expected;

•	the ability to recover operating costs and amounts equivalent to income taxes, costs of property, plant and equipment and regulatory assets in our state and FERC-regulated rates;

•	the composition and quality of the natural gas and NGLs we gather and process in our plants and transport on our pipelines;

•	the efficiency of our plants in processing natural gas and extracting and fractionating NGLs;

•	the impact of potential impairment charges;

•	the risk inherent in the use of information systems in our respective businesses, implementation of new software and hardware, and the impact on the timeliness of information for financial reporting;

•	our ability to control construction costs and completion schedules of our pipelines and other projects; and

•	the ability of management to execute its plans to meet its goals and other risks inherent in our businesses that are discussed in OKE’s and OKS’s most recent annual reports on Form 10-K, respectively, and in other OKE and OKS reports on file with the Securities and Exchange Commission (the “SEC”).

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ONEOK Announces 2017 Financial Guidance

Feb. 1, 2017

These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither OKE nor OKS undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in the most recent reports on Form 10-K and Form 10-Q and other documents of OKE and OKS on file with the SEC. OKE’s and OKS’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

This news release also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating our overall financial performance. These non-GAAP measures are broadly used to value and compare companies in our industry and are attached to this news release.

Additional Information and Where to Find It

This communication is not a solicitation of any vote, approval, or proxy from any OKE stockholder or OKS unitholder. In connection with the proposed transaction, OKE will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of OKE and a joint proxy statement of OKE and OKS. Each of OKE and OKS may also file other documents with the SEC regarding the proposed transaction. OKE and OKS will each mail the joint proxy statement/prospectus to their respective stockholders and unitholders. This document is not a substitute for any prospectus, proxy statement or any other document which OKE or OKS may file with the SEC in connection with the proposed transaction. OKE and OKS urge investors and their respective stockholders and unitholders to read the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction (when they become available), free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from OKE’s website (www.oneok.com) under the tab “Investors” and then under the heading “SEC Filings

Participants in the Solicitation

OKE, OKS and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from OKE stockholders and OKS unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of OKE stockholders and OKS unitholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about OKE’s executive officers and directors in its definitive proxy statement filed with the SEC on April 5, 2016. You can find information about OKS’s executive officers and directors in its annual report on Form 10-K filed with the SEC on February 23, 2016. Additional information about OKE’s executive officers and directors and OKS’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from OKE and OKS using the contact information above.

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ONEOK Announces 2017 Financial Guidance

Feb. 1, 2017

ONEOK, Inc.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	2017
(Unaudited)	Guidance Range
	(Millions of dollars)
Reconciliation of Net Income to Adjusted EBITDA and Distributable Cash Flow
Excludes one-time transaction fees associated with the acquisition of ONEOK Partners
Net income (a)	$575	—	$755
Interest expense, net of capitalized interest	515	—	485
Depreciation and amortization	405	—	415
Income tax expense (a)	330	—	440
Non-cash share-based compensation expense	40	—	30
Allowance for equity funds used during construction and other	5	—	5

Adjusted EBITDA	1,870	—	2,130

Interest expense, net of capitalized interest	(515)	—	(485)
Maintenance capital	(140)	—	(160)
Equity in net earnings from investments	(150)	—	(170)
Distributions received from unconsolidated affiliates	190	—	210
Other	(10)	—	(20)

Distributable cash flow	$1,245	—	$1,505

	2017
(Unaudited)	Guidance Range
	(Millions of dollars)
Reconciliation of Adjusted EBITDA to Net Income
Excludes one-time transaction fees associated with the acquisition of ONEOK Partners
Segment Adjusted EBITDA:
Natural Gas Liquids	$1,110	—	$1,310
Natural Gas Gathering and Processing	445	—	485
Natural Gas Pipelines	320	—	340
Other ONEOK corporate costs	(5)	—	(5)

Total	1,870	—	2,130

Non-cash share-based compensation expense	(40)	—	(30)
Depreciation and amortization	(405)	—	(415)
Interest expense, net of capitalized interest	(515)	—	(485)
Allowance for equity funds used during construction and other	(5)	—	(5)
Income tax expense (a)	(330)	—	(440)

Net income (a)	$575	—	$755

(a)	Assumes ONEOK’s acquisition of ONEOK Partners effective Jan. 1, 2017.